Exhibit 99.2

Standard Lithium Files Preliminary Economic Assessment and Updated Mineral Resource Technical Report for Its Southern Arkansas Lithium Brine Project

Vancouver, British Columbia, August 6th 2019 – Standard Lithium Ltd. (“Standard Lithium” or “ the Company”) (TSX Venture: SLL) (OTCQX: STLHF) (FRA:S5L) is pleased to announce the filing of a technical report titled “Preliminary Economic Assessment of LANXESS Smackover Project” (the “PEA”) with an effective date of August 1, 2019. The results of the PEA were previously announced in the Company’s news release dated June 19th, 2019.

The PEA was prepared by Advisian, the consulting arm of WorleyParsons Canada Services Ltd (Worley), with Stanislaw Kotowski P.Eng. as the lead author. Roy Eccles P. Geol. of APEX Geoscience Ltd. was the Qualified Person responsible for the reclassified mineral resource estimate. The technical report can be found under the Company’s profile at www.sedar.com.

About Standard Lithium Ltd.

Standard Lithium (TSXV: SLL) is a specialty chemical company focused on unlocking the value of existing large-scale US based lithium-brine resources. The Company believes new lithium production can be brought on stream rapidly by minimizing project risks at selection stage (resource, political, geographic, regulatory and permitting), and by leveraging advances in lithium extraction technologies and processes. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations utilizing the Company’s proprietary selective extraction technology. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC – Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Contact Information:

LHA Investor Relations, Mary Magnani, (415) 433-3777

On behalf of the Board,

Standard Lithium Ltd.

Robert Mintak, CEO & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.